UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Avatech Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05349Y104
(CUSIP Number)

James T. Barrett, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue, Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05349Y104
1.	Names of Reporting Persons. RWWI Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 34,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.1%*
14.	Type of Reporting Person (See Instructions) CO

*
Percentage calculated based on 17,139,404 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on May 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as well as 400,015 shares of Common Stock issued on August 17, 2010, as described in the Issuer’s Current Report on Form 8-K filed on August 17, 2010.  When calculated based on the number of shares of Common Stock outstanding on a fully diluted basis on August 17, 2010, the percentage is equal to 59.3%, as described in Item 3 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 05349Y104
1.	Names of Reporting Persons. Ampersand 2006 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 34,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.1%*
14.	Type of Reporting Person (See Instructions) PN

*
Percentage calculated based on 17,139,404 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on May 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as well as 400,015 shares of Common Stock issued on August 17, 2010, as described in the Issuer’s Current Report on Form 8-K filed on August 17, 2010.  When calculated based on the number of shares of Common Stock outstanding on a fully diluted basis on August 17, 2010, the percentage is equal to 59.3%, as described in Item 3 of this Schedule 13D.  As of August 17, 2010, RWWI Holdings LLC (“Holdings LLC”) held 34,232,682 shares of Common Stock.  Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.  Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of  the Common Stock held by Holdings LLC.  Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2.  Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 05349Y104
1.	Names of Reporting Persons. AMP-06 Management Company Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF	7.	Sole Voting Power 34,232,682
SHARES BENEFICIALLY OWNED	8.	Shared Voting Power 0
BY EACH REPORTING	9.	Sole Dispositive Power 34,232,682
PERSON WITH	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.1%*
14.	Type of Reporting Person (See Instructions) PN

*
Percentage calculated based on 17,139,404 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on May 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as well as 400,015 shares of Common Stock issued on August 17, 2010, as described in the Issuer’s Current Report on Form 8-K filed on August 17, 2010.  When calculated based on the number of shares of Common Stock outstanding on a fully diluted basis on August 17, 2010, the percentage is equal to 59.3%, as described in Item 3 of this Schedule 13D.  As of August 17, 2010, RWWI Holdings LLC (“Holdings LLC”) held 34,232,682 shares of Common Stock.  Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.  Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of  the Common Stock held by Holdings LLC.  Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2.  Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 05349Y104
1.	Names of Reporting Persons. AMP-06 MC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF	7.	Sole Voting Power 34,232,682
SHARES BENEFICIALLY OWNED	8.	Shared Voting Power 0
BY EACH REPORTING	9.	Sole Dispositive Power 34,232,682
PERSON WITH	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.1%*
14.	Type of Reporting Person (See Instructions) CO

*
Percentage calculated based on 17,139,404 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on May 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as well as 400,015 shares of Common Stock issued on August 17, 2010, as described in the Issuer’s Current Report on Form 8-K filed on August 17, 2010.  When calculated based on the number of shares of Common Stock outstanding on a fully diluted basis on August 17, 2010, the percentage is equal to 59.3%, as described in Item 3 of this Schedule 13D.  As of August 17, 2010, RWWI Holdings LLC (“Holdings LLC”) held 34,232,682 shares of Common Stock.  Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.  Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of  the Common Stock held by Holdings LLC.  Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2.  Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

Item 1.	Security and Issuer

Common Stock, par value $0.01 per share (“Common Stock”), of Avatech Solutions, Inc. (the “Issuer”), with principal executive offices at 10715 Red Run Blvd., Suite 101, Owings Mills, MD.

Item 2.	Identity and Background

a)   Name:

RWWI Holdings LLC
Ampersand 2006 Limited Partnership
AMP-06 Management Company Limited Partnership
AMP-06 MC LLC

RWWI Holdings LLC, Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)   Business Address:

 All filing parties:
           c/o Ampersand Ventures
           55 William Street, Suite 240
           Wellesley, MA 02481-4003

(c)   Principal Business and State of Incorporation:

RWWI Holdings LLC (“Holdings LLC”) is a limited liability company organized in Delaware and engaged in the business of being a holding company to hold Common Stock.

Ampersand 2006 Limited Partnership is a limited partnership organized in Delaware and engaged in the business of private equity investment. AMP-06 Management Company Limited Partnership is also organized in Delaware and is the General Partner of Ampersand 2006 Limited Partnership.  AMP-06 MC LLC is the General Partner of AMP-06 Management Company Limited Partnership and is also organized in Delaware.

(d)   Conviction in a Criminal Proceeding:

      Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 17, 2010, by and among the Issuer, ASRW Acquisition Sub, Inc., a wholly-owned subsidiary of the Issuer, Rand Worldwide, Inc. (“RWWI”) and Holdings LLC, the sole stockholder of RWWI.  On August 17, 2010 (the “Closing Date”), the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement, and it issued an aggregate of 34,232,682 shares of Common Stock (the “Merger Shares”) to Holdings LLC in exchange for all of the outstanding shares of capital stock of RWWI.  Of the Merger Shares, 28,800,022 shares are currently held by Holdings LLC and 5,432,660 shares (the “Escrowed Shares”) are being held by the Issuer in escrow for the benefit of Holdings LLC for up to 18 months from the Closing Date (the “Escrow Period”).  During the Escrow Period, Holdings LLC may be required to surrender some or all of the Escrowed Shares to the Issuer in certain circumstances described below; however, during the Escrow Period, Holdings LLC retains the exclusive right to vote the Escrowed Shares.  After giving effect to the issuance of the Merger Shares, the Merger Shares represent approximately 66.1% of the Issuer’s outstanding shares of Common Stock.  When calculated on a fully diluted basis, including shares of Common Stock issuable in respect of the Issuer’s outstanding options, warrants and preferred stock, the Merger Shares represent approximately 59.3% of such fully diluted shares.

The Merger Agreement provides that if, at any time during the Escrow Period, the Issuer redeems or repurchases any of the any of its outstanding shares of preferred stock (the “Outstanding Preferred Shares”), then Holdings LLC will surrender to the Issuer that number of Escrowed Shares equal to 150% of the number of shares of the Common Stock into which such redeemed Outstanding Preferred Shares could have been converted immediately following the Closing Date.  During the Escrow Period, Holdings LLC will have all the rights and liabilities of a stockholder with respect to the outstanding Escrowed Shares, including the right to vote such Escrowed Shares and the right to receive dividends and other distributions thereon.  Upon the expiration of the Escrow Period, all Escrowed Shares that have not been surrendered to the Issuer during the Escrow Period will be delivered to Holdings LLC.

In connection with the Merger, Holdings LLC became the beneficial owner of the Merger Shares based on its direct ownership of such shares.  Pursuant to the terms of Holdings LLC’s Limited Liability Company Agreement, Ampersand 2006 Limited Partnership (“Fund 1”) is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting the Common Stock held by Holdings LLC.  Therefore, Fund 1 may be deemed a beneficial owner of the Merger Shares for purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) based on its exclusive right to control the voting of the Common Stock held by Holdings LLC.  AMP-06 Management Company Limited Partnership (“Fund 2”) is the General Partner of Fund 1 and may be deemed a beneficial owner of the Merger Shares for purposes of Rule 13d-3 of the Exchange Act based on its ability to manage and control Fund 1.  AMP-06 MC LLC (“Fund 3”, and together with Fund 1 and Fund 2, the “Funds”) is the General Partner of Fund 2 and may be deemed a beneficial owner of the Merger Shares for purposes of Rule 13d-3 of the Exchange Act based on its ability to manage and control Fund 2.  Each of the Funds are affiliated with Ampersand, a private equity firm (“Ampersand”).

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to distribute the securities, increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In accordance with the Merger Agreement, effective as of the Closing Date, the size of the Issuer’s board of directors was reduced to six and Suzanne E. MacCormack, Richard A. Charpie and Charles D. Yie, each of whom are affiliated with Ampersand, were appointed to the Issuer’s board of directors by Holdings LLC.

On August 17, 2010, in connection with the consummation of the Merger, the Issuer entered into a Stockholders’ Agreement the (“Stockholders’ Agreement”) with Holdings LLC and each person (each, a “Holder”) who was serving as a director or an executive officer immediately prior to the closing of the Merger (the “Closing”), pursuant to which, until the date on which Holdings LLC ceases to hold at least 25% of the Merger Shares (the “Designation Period”), the parties agreed that (i) the Issuer will maintain a board of directors consisting of no more than six directors, (ii) the board of directors will nominate three individuals designated by Holdings LLC to serve on the board of directors (each, a “Designator Nominee”) and will recommend that the Issuer’s stockholders vote to elect such Designator Nominees as directors, (iii) the board of directors will fill any vacancy that may arise upon the resignation, removal, death or disability of any of the elected Designator Nominees with a new director chosen by Holdings LLC, and (iv) the board of directors will nominate for election and recommend that the Issuer’s stockholders vote to elect the Chief Executive Officer to serve as a director (upon such election, the “CEO Director”) until the Issuer’s next Annual Meeting of Stockholders and that the initial CEO Director will be Marc L. Dulude, who was the President and CEO of RWWI prior to the Merger and is affiliated with Ampersand.

During the Designation Period, each Holder agreed to vote, and to cause each of his affiliates to vote, all of the Issuer’s voting securities held by such Holder or affiliate (i) for the election of Designator Nominees, (ii) against the removal of any elected Designator Nominee except for cause unless such removal is directed or approved by Holdings LLC, (iii) for the removal of any elected Designator Nominee if such removal is directed or approved by Holdings LLC, and (iv) for the election of a nominee designated to fill any vacancy created by the resignation, removal, death or disability of an elected Designator Nominee or the CEO Director.  All Holders agreed to execute, and to cause their affiliates to execute, any written consents required to effectuate their obligations under the Stockholders’ Agreement.

Until the earlier of the expiration of the Designation Period and the date immediately preceding the date of the Issuer’s second Annual Meeting of Stockholders following the Closing (the “Continuing Director Period”), the parties agreed that (i) at the Issuer’s first Annual Meeting of Stockholders following the Closing, the Issuer’s board of directors will nominate for election and recommend that its stockholders vote to elect two individuals, each of whom must have been serving on the Issuer’s board of directors immediately prior to the Closing (each, a “Continuing Director Nominee”) to serve until the next Annual Meeting of Stockholders, and (ii) the Issuer’s board of directors will fill any vacancy that may arise upon the resignation, removal, death or disability of any elected Continuing Director with a new director who was serving the Issuer’s board of directors immediately prior to the Closing, provided that if no director who was serving on the Issuer’s board of directors immediately prior to the Closing is willing or able to serve, then the Issuer’s board of directors will have discretion to fill any such vacancy.  In addition, during the Continuing Director Period, Holdings LLC agreed to vote, and to cause each of its affiliates to vote, (a) for the election to the Issuer’s board of directors of the Continuing Director Nominees, (b) against the removal of any elected Continuing Director Nominee except for cause unless such removal is directed or approved by the remaining elected Continuing Director, if any, (c) for the removal of any elected Continuing Director Nominee if such removal is directed or approved by the remaining elected Continuing Director Nominee, and (d) for the election of a nominee designated by the remaining elected Continuing Director Nominee, if any, to fill any vacancy created by the resignation, removal, death or disability of an elected Continuing Director Nominee.  Holdings LLC agreed to execute, and to cause its affiliates to execute, any written consents required to effectuate their obligations under the Stockholders’ Agreement.

Item 5.	Interest in Securities of the Issuer

(a)   Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

RWWI Holdings LLC - 66.1%
Ampersand 2006 Limited Partnership - 66.1%
AMP-06 Management Company Limited Partnership - 66.1%
AMP-06 MC LLC - 66.1%

Percentage calculated based on 17,139,404 shares of Common Stock outstanding on May 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as well as 400,015 shares of Common Stock issued on August 17, 2010, as described in the Issuer’s Current Report on Form 8-K filed on August 17, 2010.  As of August 17, 2010, RWWI Holdings LLC (“Holdings LLC”) held 34,232,682 shares of Common Stock.  Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.  Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of  the Common Stock held by Holdings LLC.  Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2.  Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

(b)   Number of shares as to which such person has:

      (i)  Sole power to vote or direct the vote:

      RWWI Holdings LLC, Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC each have sole voting power over 34,232,682 shares.

      (ii) Shared power to vote or direct the vote:

     RWWI Holdings LLC, Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC each share voting power over 0 shares.

      (iii) Sole power to dispose or to direct the disposition of:

      RWWI Holdings LLC, Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC each have sole power to dispose or to direct the disposition of 34,232,682 shares.

      (iv) Shared power to dispose or to direct the disposition of:

      RWWI Holdings LLC, Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC each have share power to dispose or to direct the disposition of 0 shares.

(c)   Transactions during the past 60 days.

      Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting
Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d)   Right to dividends or proceeds of sale.

      To the best of each of the Reporting Person's knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Stockholders Agreement.

The description of the Stockholders’ Agreement in Item 4 is hereby incorporated by reference into this Item 6.

Registration Rights Agreement.

At the closing of the Merger, the Issuer entered into a Registration Rights Agreement with Holdings LLC pursuant to which the Issuer agreed to (i) file a registration statement (the “Shelf Registration Statement”) under the Securities Act with the Securities and Exchange Commission (the “SEC”) covering the resale of the Merger Shares by Holdings LLC as soon as practicable but no later than 75 days after the Closing Date, (ii) use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the SEC as soon as practicable thereafter, and (iii) cause the Shelf Registration Statement to remain effective thereafter until all Merger Shares have been sold or may be sold without restriction pursuant to Securities Act Rule 144.

In addition, the Registration Rights Agreement grants Holdings LLC a right to request that the Issuer register for resale under the Securities Act all or part of the Merger Shares (a “Demand Registration”) if the Issuer has failed to file, cause to be declared effective or maintain the effectiveness of, the Shelf Registration Statement and the number of Merger Shares covered by the Demand Registration would, if fully sold, reasonably be expected to yield gross proceeds of at least $3,000,000.

The Registration Rights Agreement also grants piggyback registration rights to Holdings LLC if the Issuer proposes (i) to register any shares of Common Stock under the Securities Act (other than on a registration statement on Form S-8, F-8, S-4 or F-4), whether for its own account or for the account of another person or (ii) to sell shares of Common Stock that have already been registered “off the shelf” by means of a prospectus supplement.

The Issuer agreed in the Registration Rights Agreement to pay for all expenses, including the reasonable legal expenses of Holdings LLC, relating to the registration of any Merger Shares.

Incorporation by Reference

The descriptions of the Merger Agreement, the Stockholders’ Agreement, and the Registration Rights Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2
Agreement and Plan of Merger, dated as of August 17, 2010, by and among the Issuer, ASRW Acquisition Sub, Inc., RWWI and Holdings LLC. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.

Exhibit 3
Stockholders’ Agreement, dated August 17, 2010, by and among the Issuer, Holdings LLC and certain holders of Common Stock. Previously filed as Exhibit 9.1 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.

Exhibit 4
Registration Rights Agreement, dated August 17, 2010, by and between the Issuer and Holdings LLC. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

RWWI Holdings LLC By: Ampersand 2006 Limited Partnership, its Manager By: AMP-06 Management Company Limited Partnership, its General Partner By: AMP-06 MC LLC, its General Partner

Dated: August 24, 2010	By:	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

AMPERSAND 2006 LIMITED PARTNERSHIP By: AMP-06 Management Company Limited Partnership, its General Partner By: AMP-06 MC LLC, its General Partner

Dated: August 24, 2010	By:	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

AMP-06 MANAGEMENT COMPANY LIMITED PARTNERSHIP By: AMP-06 MC LLC, its General Partner

Dated: August 24, 2010	By:	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

AMP-06 MC LLC

Dated: August 24, 2010	By:	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2
Agreement and Plan of Merger, dated as of August 17, 2010, by and among the Issuer, ASRW Acquisition Sub, Inc., RWWI and Holdings LLC. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.

Exhibit 3
Stockholders’ Agreement, dated August 17, 2010, by and among the Issuer, Holdings LLC and certain holders of Common Stock. Previously filed as Exhibit 9.1 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.

Exhibit 4
Registration Rights Agreement, dated August 17, 2010, by and between the Issuer and Holdings LLC. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on August 17, 2010 and incorporated herein by reference.